Prospectus Supplement No. 13	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 19, 2021)	Registration No. 333-252569

Landsea Homes Corporation

41,301,645 Shares of Common Stock

5,500,000 Warrants to Purchase Common Stock

This prospectus supplement no. 13 is being filed to update and supplement information contained in the prospectus dated March 19, 2021 (the “Prospectus”) related to: (1) the issuance by us of up to 7,052,500 shares of our common stock, par value $0.0001 per share (“Common Stock”) that may be issued upon exercise of warrants to purchase Common Stock at an exercise price of $11.50 per share of Common Stock, including the public warrants and the Private Placement Warrants (as defined in the Prospectus); and (2) the offer and sale, from time to time, by the Selling Holders (as defined in the Prospectus) identified in the Prospectus, or their permitted transferees, of (i) up to 41,301,645 shares of Common Stock and (ii) up to 5,500,000 Private Placement Warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Any document, exhibit or information contained in the Current Report that has been deemed furnished and not filed in accordance with Securities and Exchange Commission rules shall not be included in this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and any prior amendments or supplements thereto and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and warrants are traded on the Nasdaq Global Market under the symbols “LSEA” and “LSEAW,” respectively. On December 23, 2021, the closing price of our Common Stock was $7.36 per share and the closing price of our warrants was $0.1403 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 16 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 27, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2021

LANDSEA HOMES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38545	82-2196021
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

660 Newport Center Drive, Suite 300 Newport Beach, California		92660
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (949) 345-8080

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	LSEA	The Nasdaq Capital Market

Warrants exercisable for Common Stock	LSEAW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 21, 2021, Landsea Homes Corporation (the “Company”) entered into Amendment No. 1 to the Stockholder’s Agreement with Landsea Holdings Corporation (“LHC”) to amend the terms of the Stockholder’s Agreement (the “Amendment”), to provide that the size of the Company’s Board of Directors (the “Board”) be increased from nine (9) to eleven (11) directors, and to increase the number of directors designated by LHC by one (1) director for so long as the Combined Ownership Percentage (as defined in the Stockholder’s Agreement) is greater than 39%. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(d) On December 21, 2021, the Company’s Board appointed Ms. Susan Lattmann and Ms. Mollie Fadule to serve as directors, effective December 31, 2021. The size of the Board was increased from nine to eleven directors in connection with the appointments. Neither Ms. Lattmann nor Ms. Fadule has been appointed to serve on any Board committee at this time and each will stand for election by the Company’s stockholders at the Annual Meeting of Stockholders in June 2022.

Neither Ms. Lattmann nor Ms. Fadule has been selected as a director pursuant to any arrangement or understanding between her and any other person and there are no related party transactions between the Company and Ms. Lattmann or Ms. Fadule. Ms. Lattmann and Ms. Fadule will each receive compensation for service on the Board in accordance with the standard compensatory arrangement described in the Company’s proxy statement filed on July 9, 2021 for non-employee directors, pro-rated for service until the Annual Meeting of Stockholders in June 2022.

A copy of the Company’s press release announcing the appointments of Ms. Lattmann and Ms. Fadule is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

(d) Exhibits

Exhibit No.	Description

10.1	Stockholder’s Agreement, by and between Landsea Homes Corporation and Landsea Holdings Corporation, dated January 7, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 13, 2021 and incorporated herein by reference)

10.2	First Amendment to the Stockholder’s Agreement, dated December 21, 2021, by and between Landsea Homes Corporation and Landsea Holdings Corporation.

99.1	Press Release, dated December 27, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDSEA HOMES CORPORATION

Date: December 27, 2021	By:	/s/ Franco Tenerelli
Name: Franco Tenerelli
Title: EVP, Chief Legal Officer and Secretary